2/20/07


07003935

SECURI[illegible] [illegible]SSION

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AB 3/13

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Best Available Copy

SEC FILE NUMBER
8- 40944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovative Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalin Lindseth & Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 0 2007
WASH. D.C.
186
SECTION

INNOVATIVE SECURITIES, INC.

Financial Statement

December 31, 2006

Table of Contents

Independent Auditor's Report

February 1, 2007

To the Board of Directors
Innovative Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Innovative Securities, Inc. as of December 31, 2006 and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Securities, Inc. as of December 31, 2006, and the results of its operations, changes in financial position and cash flows for the period ended December 31, 2006 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Dalin Lindseth & Co., S.C.

Dalin Lindseth & Co., S.C.

INNOVATIVE SECURITIES, INC.
Statements of Financial Condition
(With auditor's report of February 1, 2007)
As of December 31, 2006

	2006	
ASSETS		
Current Assets		
Cash	10,486	
Total Current Assets		10,486
Property, Plant and Equipment		
Office equipment (net of accumulated depreciation)	-0-	
Total Property, Plant and Equipment		-0-
Total Assets		10,486
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		-0-
Stockholder's Equity		
Common Stock - $1 par value, 56,000 shares authorized, 100 shares issued		100
Paid in Capital		11,900
Retained Earnings		1,793
Less: Treasury Stock		(3,307)
Total Stockholder's Equity		10,486
Total Liabilities and Stockholder's Equity		10,486

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Income
(With the auditor's report of February 1, 2007)
For the period ended December 31, 2006

	2006	Percentage of Revenue
Revenues		
Commissions	37,190	100.0
Expenses		
Bank Service Charges	(32)	(.1)
Commissions	30,216	81.2
Consulting	925	2.5
Filing and Registration	300	.8
Insurance – Surety Bonds	368	1.0
License & Fees	1,037	2.8
Professional Fees	3,000	8.1
Rent	1,200	3.2
Office Expense	67	.2
Seminars	75	.2
Total Expenses	37,156	99.9
	34	.1
Less Income Tax Expense:	9	-0-
Net Income (Loss)	$25	.1

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
(With the auditor's report of February 1, 2007)
For the period ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance – January 1, 2006	100	11,900	1,768	(3,307)
Net Income (Loss)	-	-	25	-
Purchase of Treasury Stock	-	-	-	-
Balance – December 31, 2006	100	11,900	1,793	(3,307)

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Schedule of Changes in Working Capital
(With the auditor's report of February 1, 2007)
For the period ended December 31, 2006

	Increase (Decrease) in Working Capital
Current Assets	
	2006
Cash	10,486
Current Liabilities	-0-
Net Working Capital	10,486

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Cash Flows
(With auditor's report of February 1, 2007)
For the period ended December 31, 2006

Cash flows from operating activities:	2006
Net Income (Loss)	25
Items Not Affecting Cash Balances:	
Depreciation	-0-
Net cash applied by operating activities	25
Cash, beginning of period	10,461
Cash, end of period	10,486

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Notes to Financial Statements
(With the auditor's report of February 1, 2007
For the period ended December 31, 2006

Note #1 Organization

The Company was incorporated on May 25, 1988 as a broker-dealer engaged in the business of selling securities. The Company was activated in March, 1989. On August 31, 2004, Erik Swenson purchased all of the outstanding shares owned by Roy Hauswirth (16%) and Nancy Cleveland (16%). On December 13, 2004, Erik Swenson sold outstanding shares (30%) to Donald Solem; on December 18,2004, he sold outstanding shares (33.5%) to Duane Swenson. As a result of the share activity in 2004, ownership interest is as follows:

Duane Swenson	65	%
Donald Solem	30	%
Gail Dallman	5	%

Note #2 Summary of Significant Accounting Policies

A. Commission Revenue and Expense
Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

B. Income Taxes
The Company uses the tax reduction method of recognizing tax credits in the years that they are utilized.

Note #3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall exceed 8 to 1 in the first twelve months of operations and 115 to 1 thereafter (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 the Company had net capital of $10,486.00, which exceeded its required net capital of $5,000. The Company's net capital ratio at December 31, 2006 was 0 to 1.

Note #4 Related Party Transactions

Duane A. Swenson and Gail B. Dallmann are Directors and Shareholders of the Company; Donald Solem is a Shareholder.

The Company was involved in the following related party transactions in the first three months of 2006:

	Commissions	Consulting	Total Paid
Paid to Duane A. Swenson	25,795.08	601.25	26,396.33
Paid to Gail B. Dallmann	0.00	46.25	46.25
Paid to Donald Solem	4,440.61	277.50	4,718.11

INNOVATIVE SECURITIES, INC.
Schedule I
Computation of Net Capital and Other Required Information
Under Rule 15c3-1 of the Securities and Exchange Commission
(With the auditor's report of February 1, 2007)
As of December 31, 2006

Net Capital	2006
Total stockholder's equity	10,486
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	10,486
Deductions and/or charges:	-0-
Net Capital	10,486
Aggregate Indebtedness	-0-
Computation of Basic Net Capital Requirements	
Minimum net capital required	5,000
Excess net capital at 1500%	10,486
Excess net capital at 1000%	10,486
Ratio: Aggregate indebtedness to net capital	0 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as required in Company's Part II (unaudited) FOCUS report	10,486
Net audit adjustments	-0-
Net Capital (per above)	10,486

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2006

February 1, 2007

To the Board of Directors
Innovative Securities, Inc.

We have audited the financial statements of Innovative Securities, Inc. for the period ended December 31, 2006 and have issued our report thereon dated February 1, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Innovative Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets fcı which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Innovative Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Dalin Lindseth & Co., S.C.

Dalin Lindseth & Co., S.C.

END